April 28, 2014

Sonny Oh
Staff Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products	VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(b)

Securian Funds Trust

File Numbers: 002-96990 and 811-04279

Dear Mr. Oh:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Securian Funds Trust (“Securian Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”), to go effective on May 1, 2014.

Securian Trust currently has on file with the Commission a “narrative-only” post-effective amendment filed pursuant to Rule 485(a) on February 12, 2014, which has not yet been declared effective. That post-effective amendment reflected the addition of four new series (the SFT Ivy Growth, SFT Ivy Small Cap Growth, SFT Pyramis Core Equity and SFT T. Rowe Price Value Funds) and various other changes. The accompanying post-effective amendment for Securian Trust contains, in addition to the changes made in response to comments from the Commission’s staff as described below, updated exhibits and financial data.

Comments on the post-effective amendment previously filed by Securian Trust were received on March 28, 2014 by telephone from Mr. Sonny Oh, Staff Attorney, with the Commission’s staff. The response to each of Mr. Oh’s comments is as follows (reference to page numbers in Mr. Oh’s comments relate to the black-lined courtesy copy of the prospectus and statement of additional information provided to Mr. Oh subsequent to the filing of the previous post-effective amendment):

Securities and Exchange Commission

April 28, 2014

General Comments

1.	If the Funds intend to make use of a summary prospectus, please provide in the Trust’s response letter the legend that will appear in each Fund’s summary prospectus as required by Rule 498(b)(1)(v).

Response: Securian Trust intends to make use of a summary prospectus for each Fund, and will include in each summary prospectus the following legend as required by Rule 498(b)(1)(v):

This summary prospectus is designed to provide investors with key fund information in a clear and concise format. Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at securianfunds.com/prospectus. You can also get this information at no cost by calling (800) 995-3850 or by sending an email request to www.policyservices@minnesotalife.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the prospectus and other information will also be available from your financial intermediary. The Fund’s prospectus and statement of additional information, both dated May 1, 2014, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or email address noted above.

2.	Please confirm to the staff that Securian Trust will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

Response: Securian Trust will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

Prospectus

3. a)	In the fee table for the Advantus Managed Volatility Fund on page 20, please delete footnotes 1 and 2, but include a new footnote regarding acquired fund fees and expenses.

Response: The footnotes have been revised as requested.

Securities and Exchange Commission

April 28, 2014

b)	In the expense example table for the Advantus Managed Volatility Fund on page 21, please include expense figures for the 5-year and 10-year periods as well as 1-year and 3-years.

Response: Expense figures for the 5-year and 10-year periods have been included in the expense example table.

4. a)	With respect to the principal investment strategies disclosures required by Item 4(a) of Form N-1A, the Item 4(a) disclosures are required to be a summary based on the information given in response to Item9(b) of Form N-1A. The following are examples where the summary information disclosures do not cover all of the strategies addressed in the Item 9(b) disclosures:

i. The last paragraph on page 73 states that the SFT Ivy Growth Fund may invest in foreign securities but the summary disclosures on page 40 do not contain a similar disclosure. Also, for each principal investment strategy there should be a corresponding disclosure regarding the principal risks associated with that strategy. In addition, the risk disclosure on page 88 relating to foreign securities may or may not adequately cover the investment strategy disclosures on page 73 (clarify).

ii. The strategies described in the second and third paragraphs on page 75 for the SFT Ivy Small Cap Growth Fund are not covered in the summary of principal investment strategies on page 43.

iii. In connection with the SFT T. Rowe Price Value Fund, the discussions of convertible securities and warrants on page 80, the discussions of debt instruments and futures and options on page 81, the discussion of hybrid instruments, currency derivatives, and investments in other investment companies on page 82, and the discussion of illiquid securities on page 83, are not included in the summary disclosures for this Fund.

Response: With respect to comment 4(a)(i) the reference to foreign “exposure” in the summary refers to domestic companies that may have foreign operations and thus foreign exposure. This is a principal strategy and a corresponding principal risk. The reference to foreign “securities” on page 73 refers to securities issued by foreign companies. The disclosures have been clarified to make it clear that this is not a principal investment strategy or a principal risk. The risk disclosure on page 88 has been spread into two separate risk disclosure discussions, one for foreign exposure and the other for foreign securities. With respect to comment 4(a)(ii) the strategies described on page 75 have been revised to make it clear that these strategies are not principal investment strategies and, therefore, do not need to be included in the summary of principal investment strategies on page 43. In connection with comment 4(a)(iii) the discussions of investment strategies appearing on pages 80 through 83 have been revised to clarify that none of these strategies is a principal investment strategy and, therefore, does not need to be included in the summary disclosures.

Securities and Exchange Commission

April 28, 2014

b)	For the Advantus Managed Volatility Fund and all Funds using derivatives, revise all principal investment strategy disclosures and principal risk disclosures so as not to be too general, but rather to identify specific derivative instruments and risks. For example, the disclosures regarding derivatives risk that begins on the bottom of page 85 seems very broad. See the letter from Barry Miller of the SEC staff to the ICI dated July 30, 2010.

Response: We have reviewed the investment strategy and risk disclosures relating to derivatives in all Funds. Only two of the Funds, the Advantus International Bond Fund and Advantus Managed Volatility Fund, employ derivatives as a principal investment strategy. For each of the other Funds we have revised the disclosures to clarify that the use of derivatives is not a principal investment strategy. In the case of the Advantus Managed Volatility Fund we have confirmed that the discussion of principal investment strategies in the summary reflects only those derivative instruments that the fund intends to use. In addition, we have made minor revisions to the Fund’s principal risk discussion regarding derivatives in the summary to be more specific with respect to those derivative instruments. No changes were deemed necessary in connection with the Advantus International Bond Fund.

5. a)	The Staff notes the addition of ‘active management risk’ and ‘risk of stock investing’ as principal risks for some Funds. Add these risks to all four of the new Funds for consistency.

Response: Disclosures relating to ‘active management risk’ and ‘risk of stock investing’ have been added as principal risks for all of the new Funds for consistency.

b)	The discussion of principal risks in the summaries should correspond to the summary discussion of principal investment strategies. For example, on page 46 the discussion of principal investment strategies for the SFT Pyramis Core Equity Fund includes discussion of investments in both growth stocks and value stocks, but there is no corresponding discussion of risk for these strategies.

Response: We have added risk disclosures relating to both growth stocks and value stocks in the risk captioned ‘Stock Market Volatility’ in the summary discussion of principal risks.

c)	In connection with the SFT T. Rowe Price Value Fund, the Staff notes the absence of any clear link of the summary discussion of principal risks on page 49 with the fuller discussion of risks later in the prospectus. For example, in the case of the SFT Ivy Growth Fund, the Item 9(b) disclosures on pages 73-74 include a listing of principal (and non-principal) risks followed by a statement that additional information regarding these risks is set forth in the section captioned “Defining Risks” (see pages 83-92).

Securities and Exchange Commission

April 28, 2014

Response: At the end of the Item 9(b) disclosures we have included the following additional statement: “A summary of the Fund’s principal risks is included in the Summary portion of the prospectus above (page 50), and additional risk information is set forth in “Defining Risks” below.

6.	In the table of advisory fees on page 94, provide a fee disclosure for the Advantus Managed Volatility Fund.

Response: We have included the advisory fee disclosure for the Advantus Managed Volatility Fund.

Statement of Additional Information

7.	In connection with the discussions of fundamental investment restrictions 1, 2 and 5 on pages 45 and 46, disclose the current 1940 Act limits applicable in each case.

Response: We have included a summary of the current 1940 Act limits applicable in each case, immediately following the list of fundamental investment restrictions.

8.	In the table on page 54 showing the beneficial ownership of shares by Trustees, show the ownership in each Fund as well as the aggregate ownership in the Trust. Also distinguish between ownership by Independent Trustees and Non-Independent Trustees. See Item 17(b)(4) of Form N-1A and Instruction 2.

Response: We have revised the table as requested.

9.	In the table of compensation on page 54, distinguish between compensation paid to Independent Trustees versus Non-Independent Trustees.

Response: We have revised the table as requested.

10.	In the discussions of sub-advisory arrangements for each of the four new Funds on pages 60 and 61, provide a description in each case of the method of computing the fees payable to the sub-adviser.

Response: For each of the four new Funds, we have included a description of the method of computing the fees payable to the sub-adviser.

Securities and Exchange Commission

April 28, 2014

11.	In the discussions of portfolio managers on pages 62 through 70, provide appropriate disclosure regarding beneficial ownership of shares of the Funds in accordance with Item 20(c) of Form N-1A.

Response: In each case we have included disclosure regarding beneficial ownership of shares in the Funds as requested. None of the portfolio managers for any of the Funds has a beneficial ownership interest in the shares of any Fund in the Trust.

Part C

12.	No comments on Part C, but please include the appropriate Tandy representations in the response letter accompanying the next post-effective amendment.

Response: The appropriate Tandy representations are included below.

As noted above, the accompanying post-effective amendment also reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by Securian Trust.

The accompanying post-effective amendment is being filed pursuant to paragraph (b) of Rule 485, and Securian Trust has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that, apart from changes made in response to staff comments described above, the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, Securian Trust hereby acknowledges that:

1.	Securian Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Securian Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 28, 2014

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/ Eric J. Bentley

Eric J. Bentley

Second Vice President, Law

EJB:jah

cc: Michael J. Radmer, Esq., Dorsey & Whitney LLP